CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION

DELIVERED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF

CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER

PURSUANT TO 17 C.F.R. §200.83

November 5, 2015

VIA HAND DELIVERY AND EDGAR

Melissa Raminpour

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2015

Response dated June 23, 2015

File No. 001-12933

Dear Ms. Raminpour:

This letter (this “Response Letter”) responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance at the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated September 24, 2015 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this Response Letter (tagged correspondence).

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”) and because of the commercially sensitive nature of certain information contained herein, the Company is requesting confidential treatment for selected portions of this Response Letter. The version of this Response Letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this Response Letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this Response Letter will be provided to the Staff only in hard copy and not electronically as correspondence under the Commission’s EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter (the “Request Letter”) requesting that, pursuant to Rule 83, the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

1.	We note your response to our prior comment number 4; however, it does not appear that your recognition of the settlement payment as an operating expense is consistent with GAAP. Since the settlement payment was made to your customer, we believe the payment is within the scope of ASC 605-50. ASC 605-50-45-2 requires cash consideration paid to a customer be classified as a reduction of revenues unless the vendor receives an identifiable benefit and fair value of that benefit can be reliably measured. Based upon your prior responses, it appears that the entire amount should be characterized as a reduction of revenues within your income statement. Please advise or revise your financial statements accordingly.

RESPONSE:

I.	Introduction of ASC 605-50-45-2

The Company has considered the accounting guidance in ASC 605-50-45-2 with respect to its settlement with [*] (the “OEM”), which provides that cash consideration paid to a customer is presumed to be a reduction of the selling prices of the vendor’s products and should be characterized as a reduction of revenue when recognized in the vendor’s income statement. As you are aware, the presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit in exchange for the consideration (and the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit).

b. The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition.

The Company also considered remarks made by Eric C. West, Associate Chief Accountant, Office of the Chief Accountant, the Commission, before the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007. In the speech, Mr. West provided

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

observations on three topics, including accounting for litigation settlements. In discussing the accounting for litigation settlements, Mr. West specifically addressed consideration given by a vendor to a customer and noted that the relevant guidance is referenced in EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) [since codified under ASC 605-50]. He commented that EITF 01-9 “requires that cash consideration paid be classified as a reduction of revenues unless the vendor receives an identifiable benefit and the fair value of that benefit can be reliably measured.” Mr. West gave the example of a company settling a claim with a customer for over billing and paying the customer an amount in excess of the amounts that the customer claimed were over billed. He commented that in that case, if the vendor “believed that the excess payment was necessary to preserve the customer relationship and had induced the customer to settle the claim,” then the Commission does not believe that classification of the entire payment as a settlement expense is consistent with existing U.S. generally accepted accounting principles (“GAAP”). However, he also noted that if the company is “able to directly value the litigation, classification of that portion of the settlement payment as an expense may be appropriate.”

II.	Factual Background

The dispute was based on U.S. antitrust laws and was not a contract dispute

To summarize certain relevant facts from the Company’s previous correspondence with the Commission, the Company entered into a settlement with a class of direct purchasers in the U.S. relating to the class members’ direct purchases of occupant safety products in the U.S. [*]. The Company ultimately entered into a settlement agreement with the OEM that covered potential claims for the OEM’s global, direct and indirect purchases of occupant safety products.

The dispute to which the settlement payment was related did not involve a claim for a retroactive price adjustment or future discount on a commercial contract between a supplier and a customer. Instead, the dispute was based on alleged conspiratorial conduct by the Company and one or more competitors to allocate business and fix prices in violation of the U.S. antitrust laws, specifically Section 1 of the Sherman Act. Liability under this U.S. antitrust law is entirely different than liability for a breach of contract. Antitrust liability is based on whether and to what extent a company conspired with one or more competitors to affect the prices charged to the claimant, causing antitrust injury to the claimant.

Under U.S. antitrust laws there is joint and several liability among co-conspirators and treble damages

Under U.S. antitrust laws, each co-conspirator competitor is jointly and severally liable for three times the damages caused to a claimant by the conspiracy (i.e. treble damages). Thus, one conspirator can be held liable for the acts and damages caused by other participants in the conspiracy and the plaintiff may seek to recover from a single defendant treble the damages related to its purchases from all of the participants in the conspiracy, plus attorneys’ fees and expenses.

Companies faced with antitrust claims are exposed not just to the claims of their own customers, but also to the claims of non-customers who were damaged in their purchases from competitors who participated in the unlawful conspiracy. As a result, in class action and individual antitrust settlements, defendants can and do settle claims of non-customers as well as customers.

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

The risk to each co-conspirator of treble damage awards for all affected sales, not just its own sales, is a major factor that causes many antitrust claims to be settled prior to trial. If a claimant settles with a co-conspirator, the claimant is still free to pursue treble the damages sustained in its purchases from all co-conspirators, including its purchases from the party that settled. If the claimant later wins a judgment against a co-conspirator for treble the damages incurred in all affected purchases, the amount of the total award would be reduced by the prior settlement payment(s).

The Company faced risk [*] in excess of [*]

At the beginning of the discussions between the Company and the OEM, the parties entered into an agreement to engage in a private dispute resolution process that would enable the parties to investigate, evaluate, negotiate and ultimately resolve the OEM’s global claims against the Company. This process included both a mediation and then an arbitration in the event that the parties could not reach a resolution through the course of negotiations. After several months of discussions and negotiations and shortly before the planned mediation, the OEM finally provided the Company the damages models and other information the Company had requested, which would allow the Company to fully evaluate the OEM’s claims. [*].

[*].

[*].

The settlement agreement released the OEM’s claims in excess of [*]

Under the settlement agreement between the Company and the OEM, the OEM released the Company and its subsidiaries [*]. The Company’s settlement payment brought the Company a final resolution of all known and unknown claims for treble the damages allegedly caused by the Company and its competitors in their global sales to the OEM, plus the OEM’s legal fees and expenses. By entering into the settlement agreement, the Company avoided the risk [*] in excess of [*], as well as the considerable time and resources the Company would have had to devote to its defense, including the significant time and distraction and substantial legal and expert witness fees and expenses.

III.	Analysis of ASC 605-50-45-2

The Company received an “identifiable benefit” that was “sufficiently separable”

As contemplated by ASC 605-50-45-2, the Company received an “identifiable benefit” in exchange for entering into the settlement agreement with the OEM that was “sufficiently separable” from the OEM’s purchase of the Company’s products. The Company was released from the risk of having to pay [*] in excess of [*], including [*] consisting of the penalty portion of treble damages and damages allegedly sustained by the OEM in its purchases from the Company’s alleged co-conspirators. The avoided exposure was substantially more than the amount of any alleged overcharge on the Company’s own sales to the OEM since the avoided exposure included damages incurred in the OEM’s purchases from other alleged co-conspirators and substantial penalties in the form of treble damages. As noted above, the Company received [*]. Thus, the Company received an identifiable benefit in the form of a release in exchange for the settlement payment.

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

Further, although the OEM is a customer of the Company, the release obtained by the Company from the OEM was related to the Company’s alleged role in so-called collusive “price fixing and business allocations,” rather than the Company’s role as a vendor to the OEM. As an alleged co-conspirator, the Company would have faced the possibility of paying treble damages to the OEM related to the OEM’s purchases from other co-conspirators even if the Company sold no products to the OEM, as it is the role in the alleged conspiracy, and not the Company’s sales to the OEM, that put the Company at risk. Because the potential antitrust liability relates not to the sale of products, but to the alleged conspiratorial conduct, the amount of the Company’s potential liability to the OEM was dependent upon how much product the OEM had purchased from all alleged conspirators. Thus, even if the OEM had purchased no product from the Company at all, but had instead made the same amount of purchases from other alleged co-conspirators, the Company would have faced the exact same potential liability. Thus, the benefit of a release from antitrust liability could have been obtained by the Company from the OEM even if the OEM had not been a customer of the Company.

The Company is able to “estimate the fair value of the benefit”

As noted above, if the Company had proceeded to arbitrate the claims with the OEM, the Company would have been exposed to the risk of having to pay treble the damages allegedly sustained by the OEM in all of its purchases, including damages sustained in sales made by the Company’s alleged co-conspirators, which could have exceeded [*]. While the Company would have vigorously challenged the damage claims, the Company was negotiating from the standpoint that it and certain competitors had previously pled guilty to antitrust violations involving other customers. If the Company did not settle these claims with the OEM, the matter would have been resolved in a binding arbitration. Thus, the Company believes that the fair value of the relief from potential liability, which it obtained in the settlement agreement, exceeded the settlement amount [*].

The amount of the settlement did not include an excess payment to preserve a relationship with the OEM

The Company believes that the settlement did not include an amount over and above the value of the release from liability, and that there is no excess amount that should be deemed to represent a payment necessary to preserve the customer relationship or an inducement for the OEM to settle the claim, as described in the Staff’s 2007 speech. [*].

As noted in the Company’s previous response letters, [*]. Although the Company considered its relationship with the OEM in connection with the settlement and received additional benefits in the settlement [*], those benefits did not induce the Company to settle the claim for an amount in excess of the value of the release from liability. [*].

[*].

Pursuant to the guidance in ASC 605-50-45-2, so long as the fair value of the identifiable benefit that is sufficiently separable from the purchase by the customer of the vendor’s products exceeds the amount paid, the entire amount paid is classified as a cost, rather than as a reduction of revenue. The Company believes that the value of the release from potential liability was in excess of the amount of the settlement payment, and therefore there was no residual amount of the settlement payment that should be classified as a reduction of revenue.

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

Application of ASC 605-50-45-2 in antitrust litigation

Although ASC 605-50-45-2 was written broadly and the accounting for a litigation settlement with a customer falls within the standard, as confirmed in the Staff’s 2007 speech, the Company notes that the activity that the Company was alleged to have undertaken that exposes it to liability was not related to its sales, but to its alleged conspiratorial conduct with others. The OEM did not allege that the Company overcharged the OEM in violation of its contractual terms, but instead alleged that the Company engaged in collusive, anti-competitive behavior in violation of U.S. antitrust laws. The legal requirement that exposes the Company to having to pay treble the damages allegedly sustained by the OEM in all of its purchases, including damages sustained in sales made by the Company’s alleged co-conspirators, as described above, is equivalent to a penalty for such behavior, and not a return of purchase price to a customer.

Consistent accounting practice for antitrust settlements

The Company has reviewed how similarly situated companies accounted for antitrust settlements with their customers or direct purchasers. Attached hereto as Exhibit 1 is a list of 35 registrants that have settled antitrust claims with customers or direct purchasers, whether individually or as a class, and a description of how each such registrant accounted for such settlement under GAAP. This list is based on a search of SEC filings and other publicly available information. As reflected in Exhibit 1, the Company found 21 registrants that accounted for the settlement as an operating cost after the Staff’s 2007 speech and 12 registrants that accounted for the settlement as an operating cost prior to the Staff’s 2007 speech. The Company found only two registrants that accounted for all or a portion of the settlements as a reduction in revenue. One such registrant agreed to future discounts and rebates as part of the settlements with its customers and tied such rebates to continuing business with such customers. We believe this research shows that reporting companies have generally applied similar analysis to the classification of this settlement as we have discussed above.

IV.	Conclusion

The Company believes that it received that an identifiable benefit in the settlement that is sufficiently separable from the OEM’s purchases of the Company’s products and that the fair value of the benefit of the settlement exceeded the amount of the settlement payment. The Company additionally believes that the settlement payment was expressly and directly related to the value of the release from claims received from the OEM, including the penalty portion of treble damages, allegedly sustained by the OEM in all of its purchases, including damages sustained in sales made by the Company’s alleged co-conspirators. The Company therefore concludes that the presumption of the settlement with the OEM being characterized as a reduction of revenue has been overcome as conditions (a) and (b) of ASC 605-50-45-2 have been met. Therefore, as contemplated by ASC 605-50-45-2 and the Staff’s 2007 speech, the Company believes it is appropriate to characterize the entire amount of the settlement as an expense.

CONFIDENTIAL TREATMENT REQUESTED BY AUTOLIV, INC.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

November 5, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mats Wallin

Mats Wallin
Chief Financial Officer

Cc:	Fredrik Peyron, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Charles Barone, Partner, EY

Rickard Andersson, Partner, EY

Scott A. Taub, Financial Reporting Advisors, LLC

Dennis O. Garris, Alston & Bird LLP

Exhibit 1

Examples of Treatment of Antitrust Settlements with Direct Purchasers

The following reporting companies have disclosed antitrust settlements with direct purchasers in their public filings with the Securities and Exchange Commission. Also noted below is whether each reporting company’s periodic report for the relevant time period was reviewed by the Division of Corporation Finance (the “Division”).

Settlements occurring after the Staff’s 2007 Speech

1.	Mohawk Industries Inc.

•	Settlement of polyurethane foam antitrust litigation with direct purchasers recorded as charge within selling, general and administrative expenses.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed May 8, 2015.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and contingencies” included the following disclosure:

“Beginning in August 2010, a series of civil lawsuits were initiated in several U.S. federal courts alleging that certain manufacturers of polyurethane foam products and competitors of the Company’s carpet underlay division had engaged in price fixing in violation of U.S. antitrust laws. The Company has been named as a defendant in a number of individual cases (the first filed on August 26, 2010), as well as in two consolidated amended class action complaints the first filed on February 28, 2011, on behalf of a class of all direct purchasers of polyurethane foam products, and the second filed on March 21, 2011, on behalf of a class of indirect purchasers. … On March 23, 2015, the Company entered into an agreement to settle all claims brought by the class of direct purchasers,… During the three months ended April 4, 2015 the Company has recorded a $125,000[,000] charge within selling, general and administrative expenses for the settlement and defense of the antitrust cases.”

2.	USG Corporation

•	Settlement of drywall price-fixing multidistrict litigation with direct purchasers recorded within operating profits.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed October 23, 2014.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Litigation” include the following disclosure:

“In late 2012, USG Corporation and United States Gypsum Company were named as defendants in putative class action lawsuits alleging that since at least September 2011, U.S. wallboard manufacturers conspired to fix and raise the price of gypsum wallboard sold in the United States and to effectuate the alleged conspiracy by ending the practice of providing job quotes on wallboard. … One group of plaintiffs purports to represent a class of entities that purchased gypsum wallboard in the United States directly from any of the defendants or their affiliates from January 1, 2012 to the present. … [I]n October 2014, we entered into a settlement agreement in principle with the attorneys representing the direct and indirect purchaser plaintiffs in the U.S. wallboard pricing lawsuits. Pursuant to the settlement in principle, which is subject to finalization of a settlement agreement and court approval, USG will pay a total of $48 million to resolve the U.S. direct and indirect purchaser cases. Accordingly we have recorded a $48 million charge in the third quarter of 2014 related to this settlement.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Operating loss of $2 million was recorded in the third quarter of 2014 compared with operating profit of $66 million in the third quarter of 2013. The $68 million decrease reflected a litigation settlement charge of $48 million due to the settlement in principal of the U.S. wallboard pricing class action lawsuit…”

•	The issuer’s Form 10-K filed February 25, 2015 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

3.	Leggett & Platt, Incorporated

•	Settlement of polyurethane foam antitrust litigation with direct purchasers recorded in continuing operations and discontinued operations (in case where payment is partially attributable to the Company’s former Prime Foam Products business).

•	Settlement was disclosed in the issuer’s Form 10-Q, filed November 4, 2014.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Contingencies” included the following disclosure:

“Beginning in August 2010, a series of civil lawsuits was initiated in several U.S. federal courts and in Canada against over 20 defendants alleging that competitors of our carpet underlay business unit and other manufacturers of polyurethane foam products had engaged in price fixing in violation of U.S. and Canadian antitrust laws. … We have been named as a defendant in three pending direct purchaser class action cases (the first on November 15, 2010) on behalf of a class of all direct purchasers of polyurethane foam products. The direct purchaser class action cases were all filed in or were transferred to the U.S. District Court for the Northern District of Ohio under the name In re: Polyurethane Foam Antitrust Litigation, Case No. 1:10-MD-2196.”

“We reached a tentative settlement in the U.S. direct purchaser class action cases on August 14, 2014, by agreeing to pay an aggregate amount of $39.8, inclusive of plaintiff attorneys’ fees and costs. … We recorded a $39.8 (pre-tax) accrual for the settlement in the third quarter 2014. Since the payment would be partially attributable to our former Prime Foam Products business, which was sold in the first quarter of 2007, $8.3 is reflected in discontinued operations.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Earnings per share (EPS) from continuing operations were $.37, including foam litigation settlement expense announced in August of $.14 per share. … Earnings Before Interest and Taxes (EBIT) were $75 million in the third quarter of 2014, including foam litigation settlement expense of $32 million.”

•	The issuer’s Form 10-K filed February 26, 2015 was reviewed by the Division. The issuer received multiple comments related to litigation accruals. However, no comments were received regarding the classification of the settlement.

4.	AK Steel Holding Corporation

•	Settlement of steel antitrust litigation with direct purchasers paid out of escrow account and recorded as selling and administrative expense.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed on May 2, 2014.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Environmental and Legal Contingencies” included the following disclosure:

“[S]everal companies filed purported class actions in the United States District Court for the Northern District of Illinois against nine steel manufacturers, including AK Holding. …

The plaintiffs in the various pending actions are companies which claim to have purchased steel products, directly or indirectly, from one or more of the defendants and they purport to file the actions on behalf of all persons and entities who purchased steel products for delivery or pickup in the United States from any of the named defendants at any time from at least as early as January 2005. The complaints allege that the defendant steel producers have conspired in violation of antitrust laws to restrict output and to fix, raise, stabilize and maintain artificially high prices with respect to steel products in the United States.”

“On May 24, 2012, the direct purchaser plaintiffs filed a motion for class certification. … An evidentiary hearing on the motion for class certification and the motions to exclude the opinions of the plaintiffs’ experts was held commencing on March 15, 2014. No trial date has been set. Prior to that hearing, AK Holding reached an agreement with the direct purchaser plaintiffs to tentatively settle the claims asserted against AK Holding, subject to certain court approvals set forth below. Pursuant to that settlement, AK Holding agreed to pay $5.8 to the plaintiff class of direct purchasers in exchange for a complete release of all claims from the members of that class. AK Holding continues to believe that the claims asserted against it lack any merit, but it elected to enter into the settlement in order to avoid the ongoing expense of defending itself in this protracted and expensive antitrust litigation. The tentative settlement received preliminary approval by the court on April 11, 2014. Following such preliminary approval, notice of the proposed settlement will be provided to members of the settlement class, followed by a fairness hearing. In order to become final, the settlement must receive a second approval by the court following that fairness hearing. In light of the progress of the settlement negotiations during the first quarter of 2014, the Company recorded a charge in the amount of the tentative settlement with the direct purchaser plaintiff class.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Selling and administrative expenses for the three months ended March 31, 2014 were $60.2, compared to $51.6 for the three months ended March 31, 2013. A majority of the increase related to a charge of $5.8 for a tentative settlement of certain class action antitrust claims, as discussed in Note 7 to the condensed consolidated financial statements.”

5.	Kronos Worldwide, Inc.

•	Settlement of titanium dioxide antitrust litigation with direct purchasers recorded as a charge to other operating expense.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed November 6, 2013.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and Contingencies” included the following disclosure:

“On September 10, 2013, and following the agreement by the three other defendants in the third quarter of 2013 to enter into settlement agreements with the class plaintiffs, we also entered into a settlement agreement with the class plaintiffs, without admitting any fault or wrongdoing, and agreed to pay an aggregate of $35 million (payable in two installments at specified times, expected to occur by mid-2014). Following the service of the Class Action Fairness Notice and the Order of Final Approval from the court, we, and the other defendants, will be dismissed with prejudice from this matter. Other operating expense in the third quarter of 2013 includes a $35 million charge related to this settlement.”

6.	E. I. du Pont de Nemours and Company

•	Settlement of titanium dioxide antitrust litigation with direct purchasers recorded as a charge within other operating charges.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed October 22, 2013.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and Contingent Liabilities” included the following disclosure:

“In February 2010, two suits were filed in Maryland federal district court alleging conspiracy among DuPont, Huntsman International LLC, Kronos Worldwide Inc., Millenium Inorganics Chemicals Inc. and others to fix prices of titanium dioxide sold in the United States between March 2002 and the present. The cases were subsequently consolidated and in August 2012, the court certified a class consisting of United States customers that have directly purchased titanium dioxide since February 1, 2003.”

“During the third quarter 2013, DuPont and plaintiffs agreed to settle this matter, subject to court approval. In connection therewith, the company has recorded charges of $72, within other operating charges, at September 30, 2013. The settlement explicitly acknowledges that DuPont denies all allegations and does not admit liability.”

7.	Cal-Maine Foods, Inc.

•	Settlement of processed egg products antitrust litigation with direct purchasers recorded as an operating expense.

•	Settlement was discussed in the issuer’s Form 10-K, filed August 5, 2013.

•	The issuer’s Form 10-K contained the following disclosure under “Legal Proceedings” in the notes to the financial statements:

“Since September 25, 2008, the Company has been named as one of several defendants in twenty-five antitrust cases involving the United States shell egg industry. … The Judicial Panel on Multidistrict Litigation consolidated all of the putative class actions (as well as certain other cases in which the Company was not a named defendant) for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. The Pennsylvania court has organized the putative class actions around two groups (direct purchasers and indirect purchasers) and has named interim lead counsel for the named plaintiffs in each group.”

“On July 23, 2013, the Company announced that it has reached an agreement in principle to settle all direct purchaser class claims against the Company in the above described direct purchaser putative class action. Pursuant to the agreement in principle, which is subject to finalization by the parties and court approval, the Company would be obligated to pay $28 million to fully and finally resolve these claims. The other terms and conditions of the proposed settlement are not expected to have a material impact to the Company’s results of operations. The Company recorded a pre-tax charge in the fourth quarter of fiscal 2013 of approximately $28 million, which amounts to $17 million, $0.71 per basic share, after tax with respect to the proposed settlement.”

•	The notes to the financial statements in the issuer’s Form 10-K under “Subsequent Events” included the following disclosure:

“On July 23, 2013, the Company announced it reached an agreement in principle to settle all direct purchaser class claims against the Company (see Note 14). Pursuant to the agreement the Company will settle all direct purchaser class claims with a single $28,000[,000] payment, $17,000[,000] net of tax, or $0.71 per basic share. As a result, the Company has recorded the legal settlement expense and offsetting liability to operating expense and current liabilities, respectively.”

8.	Whirlpool Corporation

•	Settlement of compressor business antitrust litigation with direct purchasers recorded as interest and sundry expense.

•	Settlement was disclosed in the issuer’s Form 10-K, filed February 19, 2013.

•	The notes to the financial statements in the issuer’s Form 10-K under “Commitments and Contingencies” included the following disclosure:

“Since the government investigations commenced in February 2009, Embraco has been named as a defendant in related antitrust lawsuits in various jurisdictions seeking damages in connection with the pricing of compressors from 1996 to 2009. … … On February 12, 2013, Embraco entered into a settlement agreement with plaintiffs representing a proposed settlement class of direct purchasers of compressors… The settlement agreement, which is subject to court approval, provides for, among other things, the payment by Embraco of up to $30 million in exchange for a release by all settlement class members. … The settlement agreement does not cover claims by “indirect purchaser” plaintiffs … In connection with these agreements and other Embraco antitrust matters, we have incurred, in the aggregate, charges of approximately $357 million, including fines, defense costs and other expenses. These charges have been recorded within interest and sundry income (expense).”

•	The issuer’s Form 10-K filed February 19, 2013 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

9.	Visa Inc.

•	Settlement of interchange multidistrict litigation with merchants recorded as cash used in operating activities.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed February 6, 2013.

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“On October 19, 2012, Visa, MasterCard, various U.S. financial institution defendants and the class plaintiffs signed a settlement agreement to resolve the class plaintiffs’ claims in the interchange [multidistrict litigation]. … On December 10, 2012, Visa paid approximately $4.0 billion from the litigation escrow account into a settlement fund established pursuant to the definitive class settlement agreement. … We also signed a settlement agreement to resolve the claims brought by a group of individual merchants which were consolidated with the MDL for coordination of pre-trial proceedings. Pursuant to the settlement agreement, we paid $350 million from the litigation escrow account to the individual merchants on October 29, 2012, and on November 6, 2012, the court entered an order dismissing the individual merchants’ claims with prejudice.”

“Cash used in operating activities during the first quarter of fiscal 2013, reflects payments from the litigation escrow account totaling $4.4 billion in connection with the covered litigation. As these payments were made from our litigation escrow account, they are also reflected as a cash inflow under financing activities.”

“Cash provided by financing activities during the three months ended December 31, 2012, reflects the funding of payments from the litigation escrow account totaling $4.4 billion in connection with the covered litigation, offset by $1.3 billion used to repurchase class A common stock in the open market. Activity in the prior year primarily reflected a deposit into the litigation escrow account totaling $1.6 billion.”

•	The notes to the financial statements in the issuer’s Form 10-Q under “Retrospective Responsibility Plan” included the following disclosure:

“Under the terms of the retrospective responsibility plan, the Company maintains an escrow account from which settlements of, or judgments in, the covered litigation are paid.”

10.	MasterCard Inc.

•	Settlement of interchange antitrust litigation with U.S. merchants, and subsequent settlement with merchants who opted out of the original settlement, recorded as operating expenses.

•	Settlements were disclosed in the issuer’s Form 10-K, filed February 16, 2012, and Forms 10-Q, filed August 1, 2012 and July 29, 2015.

•	The notes to the financial statements in the issuer’s Form 10-K under “Legal and Regulatory Proceedings” included the following disclosure:

“In June 2005, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court of Connecticut against MasterCard International Incorporated, Visa U.S.A., Inc., Visa International Service Association and a number of member banks alleging, among other things, that MasterCard’s and Visa’s purported setting of interchange fees violates Section 1 of the Sherman Act, which prohibits contracts, combinations and conspiracies that unreasonably restrain trade. In addition, the complaint alleges MasterCard’s and Visa’s purported tying and bundling of transaction fees also constitutes a violation of Section 1 of the Sherman Act. … On February 7, 2011, MasterCard and MasterCard International Incorporated entered into each of: (1) an omnibus judgment sharing and settlement sharing agreement with Visa Inc., Visa U.S.A. Inc. and Visa International Service Association and a number of member banks; and (2) a MasterCard settlement and judgment sharing agreement with a number of member banks. The agreements provide for the apportionment of certain costs and liabilities which MasterCard, the Visa parties and the member banks may incur, jointly and/or severally, in the event of an adverse judgment or settlement of one or all of the cases in the interchange merchant litigations. … MasterCard and the other defendants have been participating in separate court-recommended mediation sessions with the individual merchant plaintiffs and the class plaintiffs. Based on progress to date in the mediation, MasterCard recorded a $770 million pre-tax charge, or $495 million on an after-tax basis, in the fourth quarter of 2011.”

•	The notes to the financial statements in the issuer’s Form 10-Q for the second quarter of 2012 under “Accrued Expenses” included the following disclosure:

“As of June 30, 2012 and December 31, 2011, the Company had an accrued liability of $790 million and $770 million, respectively, related to the U.S. merchant litigations. … MasterCard recorded a $770 million pre-tax charge in the fourth quarter of 2011. This charge represented MasterCard’s estimate for the financial portion of a settlement in these cases. On July 13, 2012, MasterCard entered into a memorandum of understanding to settle the merchant class litigation, and separately agreed in principle to settle all claims brought by the individual merchant plaintiffs. MasterCard’s financial portion of the settlements is estimated to total $790 million on a pre-tax basis, with the additional $20 million pre-tax charge having been recorded in the second quarter of 2012.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q for the second quarter of 2012 included the following disclosure:

“Our operating expenses are comprised of general and administrative, advertising and marketing, depreciation and amortization and for the three and six months ended June 30, 2012, a provision for litigation settlement.”

•	The notes to the financial statements in the issuer’s Form 10-Q for the second quarter of 2015 under “Legal and Regulatory Proceedings” included the following disclosure:

“In the fourth quarter of 2013, MasterCard recorded an incremental net pre-tax charge of $95 million related to the opt-out merchants, representing a change in its estimate of probable losses relating to these matters. MasterCard has executed settlement agreements with a number of opt-out merchants and no adjustment to the amount previously recorded was deemed necessary. As of June 30, 2015, MasterCard had accrued a liability of $722 million as a reserve for both the merchant class litigation and the filed and anticipated opt-out merchant cases.”

“Our operating expenses are comprised of general and administrative, advertising and marketing, depreciation and amortization expenses and provisions for litigation settlements.”

11.	Valeant Pharmaceuticals International, Inc.

•	Settlement of Wellbutrin XL antitrust litigation with direct purchasers recorded in charges within legal settlements in the income statement.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed August 3, 2012.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Legal Proceedings” included the following disclosure:

“On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against Biovail, GlaxoSmithKline plc, and SmithKline Beecham Inc. (the latter two of which are referred to here as “GSK”) seeking damages and alleging that Biovail and GSK took actions to improperly delay FDA approval for generic forms of Wellbutrin XL®. In late May and early June 2008, additional direct and indirect purchaser class actions were also filed against Biovail and GSK in the Eastern District of Pennsylvania, all making similar allegations. … The Company entered into binding settlement arrangements with both plaintiffs’ classes to resolve all existing claims against the Company. The total settlement amount payable is $49.25 million. In addition, the Company will pay up to $500,000 toward settlement notice costs. These charges were recognized in the second quarter of 2012, within Legal settlements in the consolidated statements of (loss) income.”

•	The issuer’s Form 10-K filed February 28, 2013 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

12.	Immucor, Inc.

•	Settlement of blood reagent antitrust litigation with direct purchasers recorded as certain litigation expenses.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed January 13, 2012.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and Contingencies” included the following disclosure:

“Beginning in May 2009, a series of class action lawsuits was filed against the Company, Ortho-Clinical Diagnostics, Inc. and Johnson & Johnson Health Care Systems, Inc.

alleging that the defendants conspired to fix prices at which blood reagents are sold, asserting claims under Section 1 of the Sherman Act, and seeking declaratory and injunctive relief, treble damages, costs, and attorneys’ fees. All of these complaints make substantially the same allegations. On January 11, 2012, Immucor entered into a settlement agreement with the plaintiff class representatives in the antitrust class actions identified in Exhibit 99.1.…Under the terms of the settlement agreement, which is subject to preliminary and final approval by the court following notice to potential class members, the Company will pay $22 million into a settlement fund in exchange for a release by all potential class members of the direct purchaser claims related to the products and acts enumerated in the Complaint, as well as a dismissal of the case with prejudice. The release would not cover potential class members that affirmatively opt out of the settlement. The settlement is subject to preliminary and final approval by the court following notice to potential class members. The $22 million is reflected in “certain litigation expenses” on our condensed consolidated statement of operations.”

13.	Tecumseh Products Company

•	Settlement of compressor antitrust litigation with direct purchasers recorded as impairments, restructuring charges and other items.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed August 5, 2010.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and Contingencies” included the following disclosure:

“On February 17, 2009, we received a subpoena from the United States Department of Justice Antitrust Division (“DOJ”) and a formal request for information from the Secretariat of Economic Law of the Ministry of Justice of Brazil (“SDE”) related to investigations by these authorities into possible anti-competitive pricing arrangements among certain manufacturers in the compressor industry. … The public disclosure of these investigations has resulted in class action lawsuits filed in Canada and numerous class action lawsuits filed in the United States, including by both direct and indirect purchaser groups. …On June 24, 2010, Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh do Brasil, Ltda, and Tecumseh do Brasil U.S.A. LLC entered into a settlement agreement with the direct-purchaser plaintiffs (the “Settlement Agreement”) to resolve claims in the action in order to avoid the costs and distraction of this ongoing class action litigation. …Under the terms of the Settlement Agreement, in exchange for plaintiffs’ full release of all U.S. direct-purchaser claims against Tecumseh relating to the Covered Products, Tecumseh agreed to pay a settlement amount of $7.0 million and, in addition, agreed to pay up to $250,000 for notice and administrative costs associated with administering the settlement. These costs have been accrued as an expense in the second quarter ended June 30, 2010 in the line item captioned ‘Impairments, restructuring charges, and other items.’”

•	The issuer’s Form 10-Q filed August 5, 2010 was reviewed by the Division, but there were no comments relating to the antitrust settlement.

14.	Elan Corporation, plc

•	Settlement of nifedipine antitrust litigation with direct purchasers, and subsequent settlements with direct purchasers who opted out of the original settlement, recorded as a net charge.

•	Settlements were disclosed in the issuer’s Forms 20-F, filed February 25, 2010 and February 24, 2011. This issuer prepares its financial statements in accordance with U.S. GAAP.

•	The notes to the financial statements in the issuer’s Form 20-F for the fiscal year 2009 under “Other net charges” included the following disclosure:

“Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.”

•	The notes to the financial statements in the issuer’s Form 20-F for the fiscal year 2009 under “Litigation – Antitrust Matters” included the following disclosure:

“In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. …In December 2009, Elan entered into a separate settlement agreement with the individual “opt-out” direct purchasers. Elan agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. A summary judgment hearing was held in the fourth quarter of 2009. A ruling from such hearing to determine the status of the third and final segment of the litigation involving the putative classes of direct purchasers and defendants, Elan, Teva and Biovail, is expected sometime during the first half of 2010.”

•	The notes to the financial statements in the issuer’s Form 20-F for the fiscal year 2010 under “Other net charges” included the following disclosure:

“The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and awards… During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.”

•	The notes to the financial statements in the issuer’s Form 20-F for the fiscal year 2010 under “Litigation – Antitrust Matters” included the following disclosure:

“In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints sought various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers….In December 2009, we entered into a separate settlement agreement with the individual “opt-out” direct purchasers and agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. In October 2010, we agreed to pay $12.5 million to settle the third and final piece of this litigation. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.”

15.	Horizon Lines, Inc.

•	Settlement of Puerto Rico tradelane multidistrict litigation with direct purchasers, and subsequent settlements with direct purchasers who opted out of the original settlement, recorded as an operating expense.

•	Settlements were disclosed in the issuer’s Form 10-Q, filed July 24, 2009, and its Forms 10-K, filed February 4, 2010 and April 10, 2012.

•	The notes to the financial statements in the issuer’s Form 10-Q for the second fiscal quarter of 2009 under “Commitments and Contingencies” included the following disclosure:

“[A] number of purported class action lawsuits were filed against the Company and other domestic shipping carriers. … All of the foregoing district court cases that related to ocean shipping services in the Puerto Rico tradelane were consolidated into a single multidistrict litigation (“MDL”) proceeding in the District of Puerto Rico. … Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased domestic ocean shipping services from the various domestic ocean carriers. The complaints allege price-fixing in violation of the Sherman Act and seek treble monetary damages, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.”

“On June 11, 2009, the Company entered into a settlement agreement with the plaintiffs in the Puerto Rico MDL litigation. Under the settlement agreement, which is subject to Court approval, the Company has agreed to pay $20.0 million and to certain base-rate freezes to resolve claims for alleged antitrust violations in the Puerto Rico tradelane.”

“At June 21, 2009, a reserve of $20.0 million related to the settlement of the Puerto Rico MDL litigation has been included in other accrued liabilities on the Company’s condensed consolidated balance sheet.”

•	The notes to the financial statements in the issuer’s Form 10-K for fiscal year 2009 under “Commitments and Contingencies” included the following disclosure:

“Through December 20, 2009, we have incurred approximately $22.9 million in legal and professional fees associated with the DOJ investigation and the antitrust related litigation. In addition, we have paid $5.0 million into an escrow account pursuant to the terms of the Puerto Rico MDL settlement agreement. Further, a reserve of $15.0 million related to the expected future payments pursuant to the terms of the settlement of the Puerto Rico MDL litigation has been included in other accrued liabilities on our consolidated balance sheet.”

“Operating expense for the year ended December 20, 2009 includes a $20 million accrual for the potential settlement of the Puerto Rico MDL litigation.”

•	The notes to the financial statements in the issuer’s Form 10-K for fiscal year 2011 under “Commitments and Contingencies” included the following disclosure:

“On June 11, 2009, the Company entered into a settlement agreement with the named plaintiff class representatives in the Puerto Rico MDL. Under the settlement agreement, the Company paid $20.0 million and agreed to provide a base-rate freeze to class members who elect such freeze in lieu of a cash payment. Some class members elected to opt-out of the settlement. The Company and attorneys representing those shippers who (i) opted out of the Puerto Rico direct purchaser settlement and (ii) indicated an intention to pursue an antitrust claim against the Company relating to the Puerto Rico tradelane, entered into a settlement agreement, dated November 23, 2011. Pursuant to the terms of the settlement agreement, the Company paid $5.8 million and has agreed to make payments of $4.0 million on each of June 30, 2012 and December 24, 2012.”

•	The notes to the balance sheet in the issuer’s Form 10-K for fiscal year 2011 indicate that the settlements were recorded as operating expense and include the following disclosure:

“We recorded a charge of $12.7 million during the fourth quarter of 2011, which represents the present value of the $13.8 million in installment payments. The year ended December 20, 2009, includes a $20.0 million charge for the settlement of the antitrust class action lawsuit in Puerto Rico.”

16.	Becton, Dickinson and Company

•	Settlement with direct purchasers in medical technology antitrust litigation paid out of settlement fund and recorded as selling and administrative expense.

•	Settlement was disclosed in the issuer’s Form 10-Q filed August 10, 2009.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Contingencies” included the following disclosure:

“On April 27, 2009, the Company entered into a settlement agreement with the direct purchaser plaintiffs in these actions. Under the terms of the settlement agreement, which is subject to preliminary and final approval by the court following notice to potential class members, the Company will pay $45,000[,000] into a settlement fund in exchange for a release by all potential class members of the direct purchaser claims related to the products and acts enumerated in the Complaint, as well as a dismissal of the case with prejudice.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“During the second quarter of fiscal year 2009, the Company recorded a charge of $45 million, or 11 cents diluted earnings per share from continuing operations for the nine-month period, associated with the pending settlement with the direct purchaser plaintiffs (which includes BD’s distributors) in certain antitrust class actions.”

•	The description of “Selling and Administrative Expense” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Aggregate expenses for the nine-month period reflected the $45 million litigation charge previously discussed and $32 million of increased net core spending.”

•	The issuer’s Form 10-K filed on November 25, 2009 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

17.	FMC Corporation

•	Settlement of hydrogen peroxide antitrust litigation with direct purchasers, and subsequent settlements with direct purchasers who opted out of the original settlement, included as a component of restructuring and other charges (income).

•	Settlements were disclosed in the issuer’s Forms 10-K, filed February 23, 2009 and February 22, 2011.

•	The notes to the financial statements in the issuer’s Form 10-K for fiscal year 2008 under “Commitments, Guarantees and Contingent Liabilities” included the following disclosure:

“[I]n February 2005 putative class action complaints were filed against six U.S. hydrogen peroxide producers (and certain of their foreign affiliates) in various federal courts alleging violations of antitrust laws. … All of the federal court cases were consolidated in the United States District Court for the Eastern District of Pennsylvania (Philadelphia). … FMC reached an agreement in principle to settle with the class for $10 million, subject to final documentation and approval by the Court. This amount was included as a component of ‘Restructuring and other charges (income)’ in our consolidated statements of income for the year ended December 31, 2008.”

•	The notes to the financial statements in the issuer’s Form 10-K for fiscal year 2010 under “Commitments, Guarantees and Contingent Liabilities” included the following disclosure:

“In January 2009, FMC reached an agreement to settle with the direct purchaser class for $10 million, with a pro rata credit for opt outs. The $10 million figure was included as a component of “Restructuring and other charges (income)” in our consolidated statements of income for the year ended December 31, 2008. Ten companies (predominantly paper producers) opted out of this class settlement. FMC settled with two of the ten companies for an amount within the opt out credit described above. The remaining eight opt outs filed suit against FMC and, in some cases, Foret. These cases were assigned to the same judge as the class action. FMC’s motion to dismiss the opt out claims to the extent they were based on foreign purchases was granted on April 1, 2010. FMC has settled the remaining claims of these eight opt outs for an aggregate of $1.7 million which is net of a $0.3 million opt out credit. Another individual opt out case was dismissed following the bankrupt opt out’s decision to participate in the class settlement. … We recorded the $2.0 million as a component of “Restructuring and other charges (income)” in our consolidated statements of income for the year ended December 31, 2010.”

18.	Louisiana-Pacific Corporation

•	Settlements of oriented strand board antitrust litigation with direct purchasers, and subsequent settlements with direct purchasers who opted out of the original settlement, recorded under other operating credits and charges.

•	Settlements were disclosed in the issuer’s Forms 10-Q, filed August 4, 2008 and November 8, 2010.

•	The notes to the financial statements in the issuer’s Form 10-Q for the second quarter of 2008 under “Legal and Environmental Matters” included the following disclosure:

“LP was named as one of a number of defendants in multiple class action complaints filed on or after February 26, 2006 in the United States District Court for the Eastern District of Pennsylvania. These complaints were dismissed or consolidated into two complaints under one caption: In Re OSB Anti-Trust Litigation, Master File No. 06-CV-00826 (PD). The first complaint is a consolidated amended class action complaint filed on March 31, 2006 on behalf of plaintiffs who directly purchased OSB from the defendants from May 1, 2002 through the date the complaint was filed (the direct purchaser complaint).”

“The plaintiffs in both amended and consolidated complaints described above moved for and received class certification and sought treble damages totaling approximately $4.8 billion alleged to have resulted from a conspiracy among the defendants to fix, raise, maintain and stabilize the prices at which OSB is sold in the United States, in violation of Section 1 of the Sherman Act, 15 U.S.C. §1. … LP believes that the claims asserted were without merit, but after being ordered to settlement conference by the judge in the cases, LP decided that in order to limit the risks and costs associated with a prolonged trial schedule; it would settle the direct and indirect lawsuits. The settlement agreements are subject to court approval which is expected to occur in the fourth quarter of 2008. LP accrued the settlement in the second quarter of 2008.”

•	The notes to the financial statements in the issuer’s Form 10-Q for the second quarter of 2008 under “Other Operating Credits and Charges, Net” included the following disclosure:

“In the second quarter of 2008, LP recorded … a loss of $48 million associated with LP’s settlement of a product related anti-trust litigation matter.…”

•	The notes to the financial statements in the issuer’s Form 10-Q for the third quarter of 2010 under “Legal Matters” included the following disclosure:

“On December 1, 2008, LP was named as one of a number of defendants in Bailey Lumber & Supply and 84 Lumber Company v. Georgia-Pacific Corporation et. al. (Civil Action No. 1:08cv1394) filed in the United States District Court for the Southern District of Mississippi Southern Division. The plaintiffs, who opted out of a class action settlement of substantially identical claims that was implemented in 2008, seek treble damages alleged to have resulted from a conspiracy among the defendants to fix, raise, maintain and stabilize the prices at which OSB and Plywood are sold in the United States during the period of 2002 into 2006, in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, together with costs and attorneys’ fees. LP believes that the claims asserted were without merit. However, LP decided that in order to limit the risks and costs associated with a prolonged trial schedule, it would settle this lawsuit. LP accrued and paid most of the settlement in the third quarter of 2010.”

•	The notes to the financial statements in the issuer’s Form 10-Q for the third quarter of 2010 under “Other Operating Credits and Charges, Net” included the following disclosure:

“In the third quarter of 2010, LP recorded a loss of $2.2 million associated with LP’s settlement of a product related anti-trust litigation matter.”

•	The issuer’s Form 10-K filed February 27, 2009 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

19.	Weyerhaeuser Company

•	Settlement of oriented strand board antitrust litigation with direct purchasers recorded as other operating cost.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed May 8, 2008.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Legal Proceedings” included the following disclosure:

“In 2006 a series of lawsuits that had been filed were consolidated into one case in the U.S. District Court in Pennsylvania on behalf of persons and entities who directly or indirectly purchased OSB between June 2002 and February 2006 from us or from Louisiana-Pacific, Georgia-Pacific, Potlatch, Ainsworth Lumber, Tolko Forest Products, Grant Forest Products, Norbord or J.M. Huber Corp.

The lawsuit alleges:

•	these companies conspired to fix and raise OSB prices in the U.S. during the class period and

•	plaintiffs paid artificially inflated prices for OSB during that period.

No specific damages were alleged, but the direct and indirect plaintiffs have estimated total damages from all defendants, with trebling, of $4.9 billion.”

“In March 2008 we reached a settlement with the direct purchasers for $18 million and we recognized a charge of $18 million in the first quarter of 2008.”

•	The notes to the financial statements in the issuer’s Form 10-Q under “Other Operating Costs, Net” included the following disclosure:

“In first quarter 2008, we recognized a charge of $18 million related to a settlement with the direct purchasers of OSB.”

•	The issuer’s Form 10-K filed February 26, 2009 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

20.	Potlatch Corporation

•	Settlement with direct purchasers in oriented strand board (engineered wood) antitrust litigation recorded as selling, general and administrative expenses.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed April 28, 2008.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Contingencies” included the following disclosure:

“Beginning in February 2006, a series of private antitrust lawsuits were filed against us and certain other manufacturers of oriented strand board (OSB) by plaintiffs who claim they purchased OSB at artificially high prices. The cases were consolidated into two Consolidated Amended Class Action Complaints in the United States District Court for the Eastern District of Pennsylvania under the caption In Re OSB Antitrust Litigation, one on behalf of direct purchasers of OSB and the other on behalf of indirect purchasers. The complaints allege that the defendant OSB manufacturers violated federal and state antitrust laws by purportedly conspiring from mid-2002 to the present to drive up the price of OSB. … Although we vigorously deny any wrongdoing, on March 28, 2008, we tentatively settled the claims of the direct purchaser class for $2.7 million, solely in order to avoid the further expense and burden of the ongoing litigation.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Selling, general and administrative expenses were $25.7 million for the first quarter of 2008, compared to $20.8 million for the first quarter of 2007. The increase was due primarily to $2.7 million recorded in the first quarter of 2008 for our tentative settlement with the direct purchaser plaintiffs in the OSB antitrust lawsuit, higher compensation-related expenses and higher legal expenses.”

21.	Warner Chilcott Limited

•	Settlement of OVCON35 antitrust litigation with direct purchasers recorded as expense, included in general and administrative expenses.

•	Settlement was disclosed in the issuer’s Form 10-K, filed February 29, 2008.

•	The notes to the financial statements in the issuer’s Form 10-K under “Legal Proceedings” included the following disclosure:

“[O]ne consolidated class action suit was brought on behalf of direct purchaser plaintiffs (the “Class Action Direct Purchaser Plaintiffs”) and two suits were brought by individual direct purchaser plaintiffs (the “Non-Class Action Direct Purchaser Plaintiffs) against the Company and Barr in the Court alleging violations of Section 1 of the Sherman Act… On September 6, 2007, the Court approved the Company’s settlement of the two antitrust actions brought by the Non-Class Action Direct Purchaser Plaintiffs. As a result of this settlement, the Company recorded an expense in its consolidated statement of operations for the year ended December 31, 2007 in the amount of $10,000[,000]. On November 8, 2007, the Company reached a tentative settlement of the one continuing antitrust class action lawsuit brought by the Class Action Direct Purchaser Plaintiffs. … As a result of this tentative settlement, the Company recorded an expense in its consolidated statement of operations for the year ended December 31, 2007 in the amount of $9,000[,000].”

Settlements occurring prior to the Staff’s 2007 Speech

22.	Cabot Corporation

•	Settlement of carbon black antitrust litigation with direct purchasers recorded as selling and administrative expenses.

•	Settlement was disclosed in the issuer’s Form 10-K, filed November 29, 2007.

•	The issuer’s Form 10-K included the following disclosure under “Legal Proceedings”:

“Cabot, Phelps Dodge Corporation, Columbian Chemicals Co., Degussa Engineered Carbons, LP, Degussa AG, and Degussa Corporation (referred to collectively as the “Defendants”), were named defendants in class action lawsuits filed in several U.S. federal district courts in 2003 and consolidated in U.S. Federal District Court for the District of Massachusetts in 2003. The plaintiffs in these cases alleged that the Defendants conspired to fix, raise, maintain or stabilize prices for carbon black sold in the United States during a specified period. In June 2007, Cabot and Columbian Chemicals agreed to settle the federal class action lawsuit, which was approved by the court in September 2007. … Cabot’s share of the settlement was $10 million. In addition, one federal case was brought by a party that did not join the federal class action. The Defendants settled this case in October 2007.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-K included the following disclosure:

“The $14 million increase in selling and administrative expense in 2007 compared to 2006 was primarily due to payments associated with settlements of certain carbon black antitrust litigation ($11 million), which were recorded in the consolidated statement of operations as selling and administrative expense, and the unfavorable impact of foreign currency translation.”

•	The issuer’s Form 10-K, filed November 29, 2007, was reviewed by the Division and the issuer received comments related to the legal proceedings and commitments and contingencies footnote to the financial statements. However, none of the comments addressed the relevant antitrust litigation.

23.	Ferro Corporation

•	Settlement of heat stabilizer industry antitrust litigation with direct purchasers, and subsequent settlement with direct purchaser who opted out of the original settlement, recorded as selling, general and administrative expense.

•	Settlements were disclosed in the issuer’s Form 10-Q, filed August 8, 2007.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Contingent Liabilities” included the following disclosure:

“We entered into a verbal agreement in June 2007 and a definitive written settlement agreement in July 2007 with the direct purchasers in one of these class action civil lawsuits related to alleged antitrust violations in the heat stabilizer industry. … During the quarter ended June 30, 2007, and as a result of the settlement agreement, the Company recorded a reserve of approximately $6.3 million for a settlement payment of $5.5 million to the direct purchasers and a settlement payment of approximately $0.8 million to PolyOne Corporation, which opted out of the class of direct purchasers and entered into a separate settlement agreement with the Company.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Selling, general and administrative (SG&A) expenses increased by $5.5 million during the quarter, primarily driven by a reserve established for settlement agreements with plaintiffs in civil lawsuits related to alleged antitrust violations in the heat stabilizer industry. (See Note 9 to the condensed consolidated financial statements.) The reserve increased SG&A expenses by $6.3 million for the quarter.”

24.	Chiquita Brands International, Inc.

•	Settlement of banana pricing antitrust litigation into a class escrow fund recorded as corporate expense.

•	Settlement was disclosed in the issuer’s Form 10-Q filed August 6, 2007, and Form 10-K, filed February 29, 2008.

•	The “Legal Proceedings” of the issuer’s Form 10-K included the following disclosure:

“In July through November 2005, eight class action lawsuits were filed in the U.S. District Court for the Southern District of Florida against the company and three of its competitors on behalf of entities that purchased bananas in the United States either directly (6 cases) or indirectly (2 cases) from the defendants from May 1999 to December 2005, which were consolidated into two cases. The complaints alleged that the defendants engaged in a conspiracy to artificially raise or maintain prices and control and restrict output of bananas in the United States. The plaintiffs sought treble damages for violation of Section 1 of the Sherman Antitrust Act. The complaints provided no specific information regarding the allegations. The company entered into a settlement agreement in May 2007 with all named plaintiffs in the direct purchaser action. Pursuant to the settlement, the company paid approximately $3 million into a class escrow fund in June 2007.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“The company’s Corporate expenses increased during the 2007 second quarter compared to a year ago due to a $3 million charge related to a settlement of U.S. anti-trust litigation and a $2 million increase in legal and professional expenses.”

•	The issuer’s Form 10-K filed February 29, 2008 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

25.	Microsoft

•	Settlement of operating systems and software antitrust litigation with direct purchasers recorded as general and administrative costs.

•	Settlement was disclosed in the issuer’s Form 10-K, filed August 3, 2007.

•	The notes to the financial statements in the issuer’s Form 10-K under “Contingencies” included the following disclosure:

“A large number of antitrust and unfair competition class action lawsuits have been filed against us in various state and federal courts on behalf of various classes of direct and indirect purchasers of our PC operating system and certain other software products. … We have reached agreements to settle all claims in 20 states. … We estimate the total cost to resolve all of these cases will range between $1.7 billion and $1.9 billion. The actual cost depends on factors such as the quantity and mix of products for which claims will be made, the number of eligible class members who ultimately use the vouchers, the nature of hardware and software that is acquired using the vouchers, and the cost of administering the claims. At June 30, 2007, we have recorded a liability related to these claims of approximately $1.2 billion, which reflects our estimated exposure of $1.7 billion less payments made to date of approximately $500 million, mostly for administrative expenses and legal fees.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-K included the following disclosure:

“General and administrative costs decreased during fiscal year 2007 primarily reflecting decreased costs for legal settlements and legal contingencies, partially offset by increased headcount-related costs. During fiscal year 2007, we incurred $511 million of legal charges primarily related to antitrust and unfair competition consumer class actions, intellectual property claims, and extension payment to Sun Microsystems, Inc. as compared to $1.32 billion of legal charges in fiscal year 2006. … General and administrative costs decreased in fiscal year 2006 primarily reflecting decreased costs for legal settlements and legal contingencies. During fiscal year 2006, we incurred $1.32 billion of legal charges primarily related to antitrust and unfair competition consumer class actions intellectual property claims, and an extension payment to Sun Microsystems, Inc.”

26.	GRAFTECH International Ltd.

•	Settlement with customers in graphite electrode antitrust litigation with customers recorded as a loss from operating expenses.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed August 4, 2006, and Form 10-K, filed March 16, 2007.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Contingencies” included the following disclosure:

“Between 1999 and March 2002, we and other producers of graphite electrodes were served with four complaints commencing separate civil antitrust lawsuits in the United States District Court for the Eastern District of Pennsylvania. These lawsuits are called the ‘foreign customer lawsuits.’ By agreement dated as of June 21, 2006, all defendants agreed to settle the lawsuit titled Arbed, S.A., et al. v. Mitsubishi Corporation, et al. In addition, preliminary agreements have been reached to settle the three remaining foreign customer lawsuits. … Definitive agreements to settle the three remaining foreign customer lawsuits have not yet been executed, however, and we cannot assure you that they will be. We recorded a $2.5 million charge as of June 30, 2006 in connection with the settlements of these foreign customer lawsuits.”

•	The issuer’s Form 10-K included the following disclosure under “Selected Financial Data”:

“For 2006, [income (loss) from continuing operations] includes a $2.5 million charge related to the settlement of three foreign customer lawsuits associated with anti-trust lawsuits and related items[.]”

27.	3M Company

•	Settlements of transparent tape antitrust litigation with direct purchasers recorded as a litigation expense.

•	Settlements were disclosed in the issuer’s Form 10-K, filed February 21, 2006, and Form 10-Q, filed August 4, 2006.

•	The notes to the financial statements in the issuer’s Form 10-K under “Commitments and Contingencies” included the following disclosure:

“As previously reported, LePage’s Inc., a transparent tape competitor of 3M, filed a lawsuit against the Company in June 1997 alleging that certain marketing practices of the Company constituted unlawful monopolization under the antitrust laws. Following the entry of a verdict in LePage’s favor and appellate rulings sustaining that verdict, direct and indirect tape purchasers filed a number of purported class actions and individual actions against the Company in various state and federal courts. These cases allege that the Company competed unfairly and unlawfully monopolized alleged markets for transparent tape, and they seek injunctive relief and to recover on behalf of variously defined classes of direct and indirect purchasers damages in the form of price overcharges the Company allegedly charged for these products.”

“In November 2005, the Company agreed to settle three of the four pending direct purchaser transparent tape antitrust cases— two individual actions and a purported class action on behalf of direct purchasers of both 3M branded and private label tape. … The Company has recorded liabilities with respect to the two pending transparent tape antitrust class action settlements.”

•	The notes to the financial statements in the issuer’s Form 10-K under “Business Segments” included the following disclosure:

“Corporate and Unallocated operating income principally includes corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, certain litigation expenses, corporate restructuring program charges and other miscellaneous items. … In 2005, Corporate and Unallocated was impacted by a pre-tax charge of approximately $30 million in connection with settlement agreements of one pending LePage’s follow-on class actions and of two individual follow-on actions, all involving direct purchasers of transparent tape.”

•	The notes to the financial statements in the issuer’s Form 10-Q under “Commitments and Contingencies” included the following disclosure:

“During the second quarter of 2006, the Company entered into an agreement in principle to resolve the antitrust class action involving direct purchasers of branded transparent tape (but not private label tape) that as previously disclosed had been scheduled to start trial at the end of May. The settlement is conditioned on court approval, which will be sought promptly upon execution of final settlement documents and is expected to be granted later this year or early next year. If that agreement receives final court approval and all conditions in the agreement are satisfied, the settlement will terminate the class action and release the claims of the affected class members nationwide.”

“The Company has recorded liabilities with respect to the three pending transparent tape antitrust class action settlements, including $40 million recorded in the second quarter with respect to the settlement in principle reached in that quarter with respect to the class action brought on behalf of direct purchasers who did not purchase private label tape.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-Q included the following disclosure:

“Selling, general and administrative (SG&A) expenses as a percent of net sales increased 1.9 percentage points when compared to the same period in 2005. Approximately 0.8 percentage points of this increase related to two special items. First, 3M entered into an agreement in principle during the second quarter of 2006 to resolve the antitrust class action involving direct purchasers of branded transparent tape (but not private label tape) for approximately $40 million (recorded in Corporate segment) that, as previously disclosed, had been scheduled to start trial at the end of May.”

28.	PPG Industries, Inc.

•	Settlement of flat glass price fixing litigation and automotive refinish antitrust litigation with direct purchasers recorded a charge in other charges.

•	Settlements were disclosed in the issuers Form 10-K, filed February 16, 2006.

•	The notes to the financial statements in the issuer’s Form 10-K under “Commitments and Contingent Liabilities” included the following disclosure:

“Twenty-nine glass antitrust cases were filed in federal courts, all of which have been consolidated as a class action in the U.S. District Court for the Western District of Pennsylvania located in Pittsburgh, Pa. All of the other defendants in the glass class action antitrust case previously settled with the plaintiffs and were dismissed from the case. On May 29, 2003, the Court granted PPG’s motion for summary judgment dismissing the claims against PPG in the glass class action antitrust case.”

“On Oct. 19, 2005, PPG entered into a settlement agreement to settle the federal glass class action antitrust case in order to avoid the ongoing expense of this protracted case, as well as the risks and uncertainties associated with complex litigation involving jury trials. Pursuant to the settlement agreement, PPG agreed to pay $60 million and to bear up to $500,000 in settlement administration costs. PPG has recorded a charge for $61 million which is included in “Other charges” in the accompanying statement of income. The U.S. District Court entered an order on Feb. 7, 2006, approving the settlement. This order is subject to a thirty day appeal period. If no appeals are filed, the settlement will become effective at the expiration of the appeal period. PPG has deposited $60 million into an escrow account as of Dec. 31, 2005 pending the settlement becoming effective. This amount is included in “Other current assets” and the corresponding liability is included in “Accounts payable and accrued liabilities” in the accompanying balance sheet.”

•	The issuer’s Form 10-K filed on February 16, 2006 was reviewed by the Division. The issuer received multiple comments related to contingent liabilities. However, no comments were received regarding the classification of the settlement.

29.	Infineon Technologies AG

•	Settlement of DRAM antitrust litigation with direct purchasers recorded as operating cost.

•	Settlement was disclosed in the issuer’s Forms 20-F, filed November 23, 2005 and November 30, 2006. This issuer prepared during the relevant periods its financial statements in accordance with U.S. GAAP.

•	The notes to the financial statements in the issuer’s Form 20-F for fiscal year 2005 under “Commitments and Contingencies” included the following disclosure:

“Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company, its U.S. subsidiary and other DRAM suppliers. … Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period commencing on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct….The Company has reached a settlement agreement with the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California) and has secured individual settlements with seven direct customers in addition to those OEMs identified by the DOJ.”

•	The notes to the financial statements in the issuer’s Form 20-F for fiscal year 2006 under “Commitments and Contingencies” included the following disclosure:

“In September 2005, the Company and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%.”

•	The notes to the financial statements in the issuer’s Form 20-F for fiscal year 2006 under “Supplemental Operating Cost Information” included the following disclosure:

“Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 20)…”

•	The issuer’s Form 20-F for fiscal year 2006 under “Operating and Financial Review – Net Income (Loss)” included the following disclosure:

“In the 2006 financial year, the net loss incurred was primarily due to charges resulting from the insolvency of BenQ’s German subsidiary, the initial public offering of Qimonda, as well as the settlement of litigation.”

•	The issuer’s Form 20-F filed on November 23, 2005 was reviewed by the Division, but there were no comments relating to the relevant antitrust litigation.

30.	UST Inc.

•	Settlement of smokeless tobacco antitrust litigation with direct purchasers recorded as expense.

•	Settlement disclosed in the issuer’s Form 10-K, filed March 4, 2005.

•	The “Legal Proceedings” section of the issuer’s Form 10-K included the following disclosure:

“In In Re: Smokeless Tobacco Antitrust Litigation (formerly Keystone Tobacco and Mutual Wholesale Services actions consolidated on January 8, 2001), United States District Court for the District of Columbia (Civil Action No.: 1:00CV01415), an action filed on behalf of wholesalers/distributors of the Company’s smokeless tobacco products alleging that the Company engaged in conduct that violates the federal antitrust laws, the Company has reached a settlement with more than 550 of its direct purchasing customers (wholesalers and distributors) … . For those direct purchasing customers who agreed to settle the lawsuit and release all claims against the Company, the Company agreed to delay a planned reduction of its prompt-payment discount terms. The effect of this settlement delayed cost savings in 2003 and had no material adverse effect on the Company’s consolidated financial results. … In November 2004, the Company entered into a Settlement Agreement with the remaining direct purchasers.”

•	The notes to the financial statements in the issuer’s Form 10-K under “Contingencies” included the following disclosure:

“[I]n 2004, in connection with the November direct purchaser Settlement Agreement, the Company recorded a pretax charge for the remainder of the direct purchaser antitrust actions. The net impact of these adjustments is reported in “antitrust litigation” on the Consolidated Statement of Operations. These adjustments, along with the payment of plaintiffs’ attorneys’ fees, actual coupon redemption and other administrative costs resulted in a net reduction in the “litigation liability” on the Consolidated Statement of Financial Position to $26.6 million at December 31, 2004.”

31.	Chemtura Corporation (f/k/a Crompton Corporation)

•	Settlements of plastic additives and EPDM, nitrile rubber and rubber chemicals antitrust cases with direct purchasers recorded as loss from continuing operations.

•	Settlements were disclosed in the issuer’s Form 10-K, filed March 16, 2005.

•	The “Legal Proceedings” section of the issuer’s Form 10-K included the following disclosure:

“On August 11, 2004, the Company and plaintiff class representatives entered into a Settlement Agreement (the “Plastics Additives Settlement Agreement”) that resolves, with respect to the Company, a single, consolidated direct purchaser class action lawsuit that was filed in the United States District Court, Eastern District of Pennsylvania, against the Company and other companies, by plaintiffs on behalf of themselves and a class consisting of all persons and entities who purchased plastics additives in the United States directly from any of the defendants or from any predecessors, parents, subsidiaries or affiliates thereof at any time during the period from January 1, 1990 through January 31, 2003. The complaint in this action principally alleged that the defendants conspired to fix, raise, maintain or stabilize prices for plastics additives sold in the United States in violation of Section 1 of the Sherman Act and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities. Under the Plastics Additives Settlement Agreement, the Company paid $5.0 million to a settlement fund in exchange for the final dismissal with prejudice of the lawsuit as to the Company and a complete release of all claims against the Company set forth in the lawsuit.”

“On January 11, 2005, the Company and plaintiff class representatives entered into a Settlement Agreement (the “Global Settlement Agreement”) that is intended to resolve, with respect to the Company, three consolidated direct purchaser class action lawsuits that were filed in the United States District Courts in the District of Connecticut, Western District of Pennsylvania and Northern District of California, respectively, against the Company, its subsidiary Uniroyal Chemical Company, Inc., now known as Crompton Manufacturing, Inc. (referred to as “Uniroyal” for purposes of the description of the Company’s civil lawsuits), and other companies, by plaintiffs on behalf of themselves and classes consisting of all persons or entities who purchased EPDM, nitrile rubber and rubber chemicals, respectively, in the United States directly from one or more of the defendants or any predecessor, parent, subsidiary or affiliates thereof, at any time during various periods, with the earliest commencing on January 1, 1995. The complaints in the consolidated actions principally alleged that the defendants conspired to fix, raise, maintain or stabilize prices for EPDM, nitrile rubber and rubber chemicals, as applicable, sold in the United States in violation of Section 1 of the Sherman Act and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities. Under the Global Settlement Agreement, the Company agreed to pay $97.0 million to a settlement fund in exchange for the final dismissal with prejudice of the foregoing three lawsuits as to the Company and a complete release of all claims against the Company set forth in the lawsuits.”

•	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the issuer’s Form 10-K included the following disclosure:

“Net cash provided by operations in 2004 was also affected by various non-cash expenses included in reported earnings. These non-cash expenses included pre-tax expenses of $126.1 million of depreciation and amortization, antitrust settlement costs of three direct purchaser class action lawsuits of $93.1 million …”

•	The issuer’s Form 10-K filed March 16, 2005 was reviewed by the Division, and the issuer received comments related to its antitrust settlement. However, no comments were received regarding the relevant antitrust litigation.

32.	VISX, Incorporated

•	Settlement with direct purchasers in laser system antitrust litigation recorded against operating expenses.

•	Settlement was disclosed in the issuer’s Form 10-K, filed April 1, 2002.

•	The notes to the financial statements in the issuer’s Form 10-K under “Litigation” included the following disclosure:

“[A] number of purported class actions alleging violations of federal antitrust laws on behalf of a purported class of direct purchasers were filed in federal court against VISX, Summit, and, in some cases, Pillar Point. All of these actions were transferred to the Multi-District Litigation in Arizona described below. In October 1998, the United States District Court in Arizona entered an order for consolidation of these class actions into a case captioned The Antitrust Class Actions (USDC AZ Oct. 21, 1998). In July 2001, the parties entered into a settlement agreement whereby VISX and Summit Autonomous, Inc. paid money into a settlement fund. […] No members of the class opted out of the settlement agreement. In November 2001, the court granted final approval of the settlement agreement. On December 28, 2001, the settlement agreement became effective, and the matter was dismissed with prejudice as to all parties.”

•	“Other Income (Expense)” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the issuer’s Form 10-K included the following disclosure:

“Lawsuits were filed against us in 1998 in connection with the activities of Pillar Point Partners (“Pillar Point”), a partnership between subsidiaries of VISX and Summit Technologies, Inc. (“Summit”). The purported class action lawsuits alleged, among other things, violations of various state and federal antitrust and unfair competition laws. … In connection with the settlements, VISX paid a total of $37.8 million in one-time payments and related costs and fees.”

33.	Andrx Corporation

•	Settlement of Cardizem CD antitrust litigation with direct purchasers recorded under corporate and other expenses.

•	Settlement was disclosed in the issuer’s Form 10-Q, filed August 19, 2002.

•	The notes to the financial statements in the issuer’s Form 10-Q under “Litigation and Contingencies” included the following disclosure:

“Andrx and Aventis have entered into a binding settlement with the direct purchaser class of plaintiffs in the Cardizem(R) CD antitrust class lawsuits involving the Stipulation and Agreement they entered into in 1997 (“1997 Stipulation”) that are pending for consolidated pre-trial proceedings in the U.S. District Court for the Eastern District of Michigan. The binding settlement, which is subject to final Court review and approval, calls for a cash payment by Andrx and Aventis to this group in an undisclosed amount. In anticipation of potentially reaching settlements with all plaintiffs in the related litigations, Andrx’s results for the three and six months ended June 30, 2002 included an estimated litigation settlements charge of $60,000[,000], which is included in Accrued and other liabilities in the Company’s Unaudited Consolidated Balance Sheet at June 30, 2002. Such contingency became estimable in the second quarter of 2002 as a result of the mediation discussions with the plaintiffs in the litigations and the settlement referred to above.”

•	The notes to the financial statements in the issuer’s Form 10-Q under “Business Segments – Corporate and Other” included the following disclosure:

“Corporate and other consists of corporate headquarters, including general and administrative expenses, which include legal costs associated with antitrust matters, the litigation settlements charge, interest income and income taxes.”

***************

The Company located two instances where a reporting company disclosed antitrust settlements with direct purchasers in its public filings with the Securities and Exchange Commission and accounted for all or a portion of the settlements as a reduction in revenue. One such registrant agreed to future discounts and rebates as part of the settlements with its customers and tied such rebates to continuing business with such customers.

34.	Stolt-Nielsen S.A.

•	Provisions for antitrust class action settlements related to parcel tanker and intra-Europe inland barge operations recorded against revenue. However, the issuer notes that the settlements typically affected the commercial terms of the contracts with the customers and included future discounts or future rebates in a commercial settlement for additional business.

•	Provision for settlement was disclosed in the issuer’s Form 20-F, filed May 24, 2007. This issuer prepares its financial statements under U.S. GAAP.

•	The notes to the financial statements in the issuer’s Form 20-F under “Legal Proceedings” included the following disclosure:

“The Company has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations. To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company’s contracts with the relevant customers. In some cases, the Company has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under agreements, agreements in principle and offers made and unrecognized as of November 30, 2006, is approximately $8 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2006. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. The Company has made provisions against operating revenue totaling $21.9 million in 2006, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers. The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.”

“Nine other customers pursued similar antitrust claims against us in a consolidated opt-out arbitration proceeding. We have entered into confidential settlements with all claimants who filed demands in the consolidated opt-out arbitration.”

35.	Micron Technology, Inc.

•	Settlement of electronic component (DRAM) antitrust litigation with direct purchasers recorded as a charge to revenue for the amount attributable to then-current customers and a charge to selling, general and administrative expenses; settlement with an opt-out from the direct purchaser settlement recorded as a charge to revenue.

•	Settlement was disclosed in the issuer’s Forms 10-Q, filed January 16, 2007 and April 9, 2012.

•	The notes to the financial statements in the issuer’s Form 10-Q for the first quarter of 2007 under “Contingencies” included the following disclosure:

“Subsequent to the commencement of the DOJ investigation, at least eighty-four (seven of which have been dismissed) purported class action lawsuits have been filed against the Company and other DRAM suppliers in various federal and state courts in the United States and in Puerto Rico by direct and indirect purchasers alleging price-fixing in violation of federal and state antitrust laws, violations of state unfair competition law, and/or unjust enrichment relating to the sale and pricing of DRAM products. … On January 9, 2007, the Company entered into a settlement agreement with the class of direct purchasers (“Direct Purchaser Settlement”). Under terms of the Direct Purchaser Settlement, the Company will pay $91 million and will be dismissed with prejudice from the direct purchaser consolidated class-action suit. … The Direct Purchaser Settlement does not resolve the indirect purchaser suits.”

“As a result of the Direct Purchaser Settlement, the Company recorded a $50 million charge to revenue and $31 million net charge to selling, general and administrative expenses for the first quarter of 2007. The aggregate net charge including the impact on the Company’s compensation programs was a $77 million reduction in net income. The Company recorded the costs of the Direct Purchaser Settlement attributable to current customers as a charge to revenue in accordance with generally accepted accounting principles.”

•	The notes to the financial statements in the issuer’s Form 10-Q for the second quarter of 2012 under “Contingencies” included the following disclosure:

“On September 24, 2010, Oracle America Inc. (“Oracle”), successor to Sun Microsystems, a DRAM purchaser that opted-out of a direct purchaser class action suit that was settled, filed suit against us in U.S. District Court for the Northern District of California. The complaint alleged a conspiracy to increase DRAM prices and other violations of federal and state antitrust and unfair competition laws based on purported conduct for the period from August 1, 1998 through at least June 15, 2002. Oracle sought joint and several damages, trebled, as well as restitution, disgorgement, attorneys’ fees, costs and injunctive relief. On March 23, 2012, we entered into a settlement agreement with Oracle pursuant to which we agreed to make a payment of $58 million to Oracle for a settlement and full release of all claims and a dismissal with prejudice of the litigation.”

•	“Results of Operations” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the issuer’s Form 10-Q for the second quarter of 2012 included the following disclosure:

“DSG sales for the second quarter of 2012 decreased 7% as compared to the first quarter of 2012 primarily due to declines in average selling prices (which includes the effect of a $58 million charge to revenue in the second quarter of 2012 for a legal settlement with a customer) partially offset by increases in DRAM sales volume.”

•	The issuer’s Form 10-K filed October 26, 2007 was reviewed by the Division, but there were no comments related to the relevant antitrust litigation.